ViRexx Medical Corp.                                                                                                                                                                                                                                       For Immediate Release

NOTICE TO SHAREHOLDERS REGARDING THE RESULTS OF A COURT APPLICATION
FOR AN ORDER FOR REORGANIZATION OF VIREXX MEDICAL CORP. AND TO APPROVE PROPOSAL

EDMONTON, ALBERTA – December 11, 2008 – ViRexx Medical Corp. (“ViRexx” and/or the “Company”) announced today that an application (the “Court Application”) was made today before Justice Bielby of the Court of Queen’s Bench of Alberta (the “Court”) for approval of an Order for Reorganization in ViRexx’s Proposal Proceedings under the Bankruptcy and Insolvency Act (Canada) and under the Alberta Business Corporations Act. The Court had previously directed that ViRexx’s shareholders be served with notice of the Court Application by way of a press release dated December 2, 2008 and the filing of a material change report.

Summary of Court Order
The Court granted an Order for Reorganization (the “Court Order”) whereby Paladin Labs Inc. (“Paladin”) or its assignee will become the sole shareholder of the Company.  All existing issued and outstanding shares and options of the Company as of December 11, 2008 are, pursuant to the Court Order, cancelled without payment or other consideration.  One of the other consequences of Paladin becoming sole shareholder is that the Company will take the steps necessary to cease being a reporting issuer in Canada and the United States.

Under the terms of the subscription agreement to be entered into between Paladin and ViRexx, the former ViRexx shareholders could receive, as a class, on a pro rata basis, a contractual right to a payment of $2,000,000 in the aggregate, provided that on or before December 31, 2009, the Company receives net cash proceeds from the licensing, sale or other disposition of certain assets of the Company (the “Technology”) of a sum equal to not less than $4,000,000.  Deductions from net cash proceeds from the disposition of all or part of the Technology will include amounts invested or loaned by Paladin to the Company in excess of $1,250,000 with a venture capital return of 20% thereon (the “Excess Investment”).  Former shareholders will also receive pro rata 25% of any cash milestone payments, to a maximum of $500,000 in the aggregate, received from the licensing or sale of the Technology within two years from the date of licensing or sale of the Technology as long as the agreement to license or sell the Technology was completed prior to December 31, 2009.  There will also be a deduction from any such milestone payments for any Excess Investment.

In addition to the Company’s Court Application for the Court Order, at the same time, the Trustee made a Court application for an Order to approve the Proposal.  This Order was also granted by the Court and included in the Court Order.  Pursuant to this Order, Paladin or its assignee will pay an aggregate amount of $1,250,000 for the payment of priority and preferred creditor claims under the Bankruptcy and Insolvency Act, payment of legal and Trustee costs, repayment of the debtor in possession financing and finally, the pro rata payment to unsecured creditors with the remaining funds.

Service
Under the Order of the Court granted on November 17, 2008 and the Order of the Court granted December 11, 2008, service of any documents on the shareholders may be effected in the same manner as notice is given of a material change pursuant to s. 146 of the Securities Act, R.S.A. 2000, c. S-4, and such service shall be deemed good and sufficient.  This means that this press release concerning the matters contained in the Court Order is being disseminated in compliance with the aforementioned requirement for service and that a material change report will be filed.

Accordingly, the issuance of this press release (and the filing of the corresponding material change report) shall constitute notice to the shareholders of ViRexx of the results of the Court application held on December 11, 2008.  Those wishing to view the documents filed with the Court to support the application are directed to the website of the Trustee, at www.mnpdebt.ca (see “Corporate Engagements”, then select “ViRexx Medical Corp.”).

History of Proceedings
As a result of having insufficient financial resources to meet all of its existing creditor obligations, on October 16, 2008, the Company filed a Notice of Intention to make a Proposal under the Bankruptcy and Insolvency Act (the “Proposal”).  This filing allowed the Company to maintain scaled-back operations and the integrity of its assets while evaluating its strategic alternatives and developing a restructuring proposal for creditors.  During this period Meyers Norris Penny Limited was appointed as trustee (the “Trustee”) and monitored the activities of the Company while the Company formulated a Proposal for its creditors.

On November 17, 2008, the Company obtained an Order from the Court to obtain debtor in possession financing from Paladin Labs Inc. (“Paladin”) in order to assist the Company to complete its restructuring process.  Pursuant to this Order, on November 18, 2008, the Company filed the Proposal with the Trustee who then called and held a meeting of unsecured creditors on November 28, 2008 to consider the Proposal.  At the meeting, unsecured creditors of the Company voted in favour of the Proposal.

Notice of the December 11, 2008 Court Application was served on the shareholders under direction of the Court as referred to above and the Court Application proceeded as planned.

There can be no assurance that the Company will complete the proposed transaction with Paladin and, if it does, there can be no assurance that shareholders will receive any proceeds from a licensing, sale or other disposition of all or part of the Technology. Although Paladin is currently committed to seek to realize proceeds from the license, sale or other disposition of the Technology, Paladin may, depending on, inter alia, costs, feasibility and market conditions, re-evaluate its position with respect to the continued development of the Technology and may, as a result, cease or limit such development which, in turn, may cause it to be unable to realize any future proceeds from a license, sale or other disposition of the Technology.

Forward-looking statements
Certain statements in this press release constitute “forward-looking” statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements related to ViRexx’s creditors proposal and restructuring efforts to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements.  When used in this document, such statements use such words as “may”, “will”, “intend”, “should”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar terminology.  These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this document.  Such statements include statements regarding Paladin’s decision to support the restructuring, its financing of the restructuring, its efforts to license, sell or otherwise dispose of the Technology as well as statements related to obtaining Court approval for the restructuring.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements.

Although the forward-looking statements contained herein are based upon what ViRexx’s management currently believes are reasonable assumptions, the Company cannot make assurances that actual results will be consistent with these forward-looking statements.  ViRexx does not assume any obligation to update or revise the statements contained herein to reflect new events or circumstances, except as required by applicable securities legislation.

Additional financing will be required for the Company in order to complete the restructuring process and to carry on with its operations. There can be no assurance that additional financing will be available at all or on acceptable terms to permit ViRexx’s current operations to continue. If the Company is unsuccessful in obtaining sufficient financing it may be required to scale back further or terminate certain or all of its operations.

The Company intends to cease being a reporting issuer in the United States and Canada following satisfaction of all Court and regulatory requirements, but there can be no assurance that this will happen. The Company was de-listed from the TSX on October 17, 2008 and from AMEX on October 1, 2008.

Please refer to the Risk Factors commencing on page 9, Section D, of the Form 20F filed by ViRexx on July 11, 2008 located at www.sec.gov.  These risk factors are still in effect.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. Additional information related to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068